

20004053

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49765

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___

              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aethlon Capital, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 S. 6th St., Suite 1790

              (No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sima Griffith   612-338-6065

                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP, Lindell, John

         (Name – *if individual, state last, first, middle name*)

225 S. 6th St., Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Sima Griffith_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Aethlon Capital, LLC_____, as of ___December 31_____, 20_19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

Managing Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AETHLON CAPITAL, LLC

Minneapolis, Minnesota

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2019

AETHLON CAPITAL, LLC

TABLE OF CONTENTS
As of December 31, 2019

Report of Independent Registered Public Accounting Firm   1

Financial Statement

Statement of Financial Condition   2

Notes to Financial Statement   3 - 6

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT
As of December 31, 2019

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events occurring through REPORT DATE, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Aethlon Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aethlon Capital, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the statement of financial condition, the Company has changed its method of accounting for operating leases as of January 1, 2019 due to the adoption of ASU 2016-02, *Leases* (Topic 842).

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2001.
Minneapolis, Minnesota
February 27, 2020

AETHLON CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2019

ASSETS

CASH & CASH EQUIVALENTS	$	9,955
MARKETABLE SECURITIES		252,350
ACCOUNTS RECEIVABLE		24,192
RELATED PARTY RECEIVABLE		3,773
RIGHT-OF-USE LEASED ASSETS		56,599
TRADEMARK		1,650
TOTAL ASSETS	$	348,519

LIABILITIES AND MEMBER'S EQUITY

LINE OF CREDIT	$	36,619
LEASE LIABILITIES		67,758
TOTAL LIABILITIES		104,377
MEMBER'S EQUITY		244,142
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	348,519

See accompanying notes to financial statement.

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT
As of December 31, 2019

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Aethlon Capital, LLC (the Company) was formed in October 1996 as a limited liability company under Chapter 322B of the Minnesota statutes. The Company will continue until October 30, 2026 unless terminated prior to that time.

The Company is a licensed securities broker-dealer and specializes in providing investment banking services for public and private emerging growth companies. Services provided include merger and acquisitions services and general corporate finance advisory services.

The Company is a member of the Securities Investors Protection Corporation (SIPC) and Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of Federal Deposit Insurance Corporation (FDIC) and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Marketable Securities

Marketable securities consist of publicly traded common stock and are classified as trading securities. Trading securities are reported at fair market value with all unrealized gains (losses) included in other income on the statements of operations.

Accounts Receivable

Accounts receivable are stated at the amount billed to the customer. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary at December 31, 2019.

Related Party Receivable

The Company made a one-time prepayment of credit card expenses to the sole member, categorized as a related party receivable on the statement of financial condition.

Property and Equipment, Net

Property and equipment consists of computer equipment, furniture, website and leasehold improvements and are recorded at cost and being depreciated using the straight-line method over estimated useful lives of 3 to 7 years. Repairs and maintenance costs are expensed as incurred.

Property and equipment consisted of the following as of December 31, 2019:

Equipment and furniture	$	53,389
Website		22,100
Leasehold improvements		1,749
Total		77,238
Less: Accumulated depreciation and amortization		(77,238)
	$	0

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT
As of December 31, 2019

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company is a disregarded entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company is not currently under examination by any taxing jurisdiction.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Change in Accounting Principle

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)* which amends the accounting for leases by lessees and lessors. The primary change as a result of the new standard is the recognition of right-of-use assets and lease liabilities by lessees for leases classified as operating leases in addition to expanded disclosures. The Company adopted ASU 2016-02 on January 1, 2019, using a modified retrospective transition. The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating leases as operating leases under the new guidance, without reassessing (a) whether the contracts contain a lease under ASC Topic 842, (b) whether classification of the operating leases would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2019 (a) lease liabilities of $82,743 which represents the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate at the date of adoption of 6.50%, and (b) right-of-use assets of approximately $82,743. This standard had no impact on the Company's operating results. The most significant impact was the recognition of right-of-use assets and lease obligations for operating leases. See Note 4 for further details.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2019, the Company had net capital of $158,475 which was $153,475 in excess of its required net capital of the greater of $5,000 or 1/15 of adjusted aggregate indebtedness. The Company's net capital ratio was 0.30 to 1 as of December 31, 2019.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2019 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT
As of December 31, 2019

NOTE 3 - Line of Credit - Bank

The Company has a $90,000 line of credit agreement with a bank. The line of credit is due on demand, matures in November 2020 and is collateralized by the general business assets of the Company and guaranteed by the sole member. Interest is payable monthly at the prime rate plus 1.0% (5.75% as of December 31, 2019). There was $36,619 outstanding on the line of credit as of December 31, 2019.

NOTE 4 - Leases

In accordance with ASU 2016-02, *Leases (Topic 842)*, the Company's leases with terms longer than twelve months are recorded on the statement of financial condition. The Company leases office space and a vehicle which are all classified as operating leases.

The Company has a non-cancelable operating lease for office space. The lease expires March 2022 and requires monthly base rents increasing from $0 to $2,665 over the term of the lease. In addition, the Company is required to pay its pro rata share of the building's property taxes and operating expenses which are excluded from the minimum lease payments. The Company does not believe it will exercise its option to extend the lease at the end of the term.

The Company also leases a vehicle under an operating lease that expires August 2020. The monthly lease payment is $460. Total rent for all leases, including operating expenses, was $20,158 for the year ended December 31, 2019. The Company does not believe it will exercise its option to purchase the vehicle at the end of the term.

The Company had $56,599 of operating lease right-of-use assets as of December 31, 2019. Operating leases on the statement of financial condition as of December 31 were:

Right-of-Use Leased Asset		
Right-of-Use Office Lease	$	53,005
Right-of-Use Car Lease		3,594
Total Right-of-Use Leased Asset	$	56,599
Lease Liability		
Lease Liability – Office	$	64,164
Lease Liability – Car		3,594
Total Lease Liability	$	67,758

The weighted average remaining lease term is 2.17 years.

Future minimum lease payments as of December 31, 2019 are as follows:

2020	$	33,830
2021		31,052
2022		7,996
Total future minimum lease payments		72,878
Less: future interest payments		5,120
Present value of future payments	$	67,758